Exhibit 99

IMMEDIATE	31 July 2003

Royal & SunAlliance and HBOS Household Insurance Partnership to End

Royal & SunAlliance has today announced that its household insurance partnership agreement with HBOS will end with effect from 31 December 2003. After this date new premiums under the scheme will be written by a HBOS subsidiary. Under the current agreement Royal & SunAlliance underwrites around £400m of premium annually. Ending the agreement is another step in the action plan announced by the Group last year and will release around £160m of capital by the end of 2004, based on its own internal risk based capital assessment.

–ENDS–

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